Exhibit 99.1

Nova Minerals Quarterly Activities and Cashflow Report – 30 June 2025

15,000m drill program commenced at the Estelle

Project targeting Gold at RPM, Korbel and Antimony at Stibium

U.S. Department of Defense grant to fast-track development of the Antimony Project, at an advanced stage with the Company anticipating an update in the near term.

Melbourne, Australia, July 29, 2025 (GLOBE NEWSWIRE) — Nova Minerals Limited (“Nova” and the “Company”) (NASDAQ: NVA) (ASX: NVA), (FRA: QM3), a gold and critical minerals exploration stage company focused on advancing the Estelle Gold and Critical Minerals Project in Alaska, U.S.A. provides its quarterly activities and cashflow report for the quarter ended June 30, 2025

Highlights

Estelle Project

●·	15,000m drill program commenced across the project area in June 2025 with a focus on advancing the RPM and Korbel gold deposits toward feasibility and permitting, while also initiating a maiden resource at the Stibium prospect for both gold and antimony. With both metals trading near historic highs, the strategic significance and potential economic return of these near-surface assets underscore Nova’s planned strong growth trajectory and long term value proposition

●	Gold Assets – Over 20 Prospects Advancing Including 4 Large Gold Deposits

RPM Drill Program

○	10,000-meter drill program at the RPM deposit commenced in July 2025 which is strategically designed to enhance resource definition and expand mineralization across multiple target zones. A major focus is the RPM deposit itself, where drilling will test the eastern strike extension beneath a fractured zone encountered in historic hole RPM-004, with particular emphasis on intersecting the high-grade hornfels/intrusive contact — a proven host of significant gold mineralization. Additional drilling will aim to upgrade measured and indicated resources and explore the potential of intrusive dikes to the south. The program will also target further expansion to the west, focusing again on the key contact zone within the valley (Figure 1).

○	Exploration will also extend beyond the main RPM deposit. Reverse-circulation (RC) drilling is planned to the north of the RPM North deposit, where geochemical anomalies along a ridgeline suggest strong mineral potential. Another RC drill campaign will target the RPM glacial debris lobe, a highly prospective area defined by surface samples collected in 2024, which included rock grades up to 52.3 g/t Au and till samples averaging 1.1 g/t Au across 1.7 kilometers (ASX Announcement: 3 February 2025 and Figure 2). These high-grade surface expressions present a compelling opportunity for new discoveries within the broader RPM system.

○	In addition to resource growth and exploration, the drill program will include the installation of hydrology wells to better understand surface and groundwater systems in the region. This work will contribute to an expanded environmental baseline and support future permitting efforts. Together, these initiatives are designed to position RPM for long-term development while unlocking additional value through resource upgrades, discovery drilling, and critical pre-feasibility infrastructure.

Korbel Drill Program

○	~2,000m of drilling at Korbel will target a potential higher-grade starter pit at Korbel Main, with flexibility to expand into other high-priority targets within the broader valley (Figure 5).

Surface Sampling Program

○	A comprehensive regional surface exploration program is underway alongside drilling at the Estelle Project, aimed at identifying and advancing new high-priority prospects to drive future resource growth. Field teams are conducting geological mapping, geochemical sampling, and target delineation across key areas, including expanded coverage north of Korbel, denser sampling between Portage Pass and Tomahawk, and follow-up work at West Wing, Styx, and the greater Train area (Figure 6). These zones, particularly near the intrusive/hornfels contacts, offer strong potential for new mineralization, while infill sampling at RPM and Styx will further refine existing targets and support ongoing exploration success.

●	Antimony Assets – 7 Gold-Antimony Prospects with U.S. Grant Applications Advanced

Stibium Antimony-Gold Drill Program

○	Approximately 3,000m of drilling commenced at the Stibium prospect in June 2025, targeting the establishment of a maiden mineral resource estimate for both gold and antimony. Surface sampling has defined a substantial mineralised zone, approximately 800m long and 400m wide, with high impact results including (ASX Announcement: 14 January 2025 and Figures 3 and 4):

■	12 rock samples > 30% Sb with a high of 60.5% Sb

■	10 soil samples > 0.1% Sb with a high of 2.8% Sb

■	16 rock samples > 5 g/t Au with a high of 141 g/t Au

■	35 soil samples > 1 g/t Au with a high of 25.6 g/t Au

Nova’s U.S. Department of Defense Grant Application at an Advanced Stage

○	Nova’s application for potential U.S. Department of Defense (DoD) funding—designed to fast-track the development of a mineral resource estimate, processing, refining, and eventual antimony production at Estelle—progressed significantly during the quarter and is now in its final stages. We anticipate receiving an update in the near term.

○	A successful outcome would enable the Company to expand its 2025 drilling program by deploying additional diamond drill rigs, allowing for extended drilling at the Stibium prospect and initial testing at the highly prospective Styx target.

○

Notably, peer companies such as MP Materials (NYSE: MP with a market capitalization of ~A$17.5 billion at 30 June 2025) and Perpetua Resources (NASDAQ: PPTA with a market capitalization of ~A$2.18 billion at 30 June 2025) have already secured DoD funding, highlighting the program’s potential to support strategic mineral development.

Corporate

●	At the end of the June 2025 quarter, Nova had A$9.08 million in cash, and no debt. The above cash balance excludes the US$12.1 million (A$18.4 million) raised in the subsequent July 2025 U.S. offering as described below.

●	In July 2025 the Company subsequently raised a total of US$12.1 million (A$18.4 million) before costs through a U.S offering, for drilling and exploration programs, feasibility studies, and general working capital.

●	On 24 June 2025 the Company announced the appointment of Mr. Chaim (Dovi) Berger as an Independent Non-Executive Director with effect from 1 July 2025. Mr. Berger is a U.S.-based attorney and CPA with over a decade of experience in corporate law, finance, and M&A, known for executing complex transactions, leading high-growth operations, and implementing strategic financial and compliance controls. Mr. Berger has been appointed to the Audit & Risk Committee and the Remuneration & Nomination Committee.

●	Notable investing and operating cash flow items during the quarter included: A$1.9M exploration and evaluation costs, principally related to drilling, the PFS test work, mining and environmental studies, sample analysis, and camp running costs, A$432k administration and corporate expenses, the majority of which are related to marketing and share registry costs, and A$797k for professional fees related mainly to investor relations and consulting and advice in respect of the antimony grant.

●	Payments to related parties in Q4 FY25 were A$262K and included CEO and Executive remuneration and non-executive director fees.

Next Steps

●	Potentially secure U.S. Department of Defense funding for antimony supply

●	Material PFS test work results and trade-off studies as they become available

●	Metallurgical test work ongoing

●	Environmental test work ongoing

●	West Susitna Access Road updates

●	Infrastructure permitting

●	2025 drilling and surface exploration program results

●	Updated Mineral Resource Estimate (MRE) to both JORC and S-K 1300 standards for gold and antimony

501600
502000
6849200
6848800
6848400
RPM North
RPM Valley
P9
P2
P1
a.
b.
c.
Previous Drilling
Drill Pads
Drill Traces
Proposed 2025 drill target area
NAD83 UTM Z5N
NOVA MINERALS
2025 Drill Targets
RPM
0
100
200 m
Figure:
1

Figure 1. 2025 drill target areas at/near the RPM deposit

RPM Ridge
RPM Glacial Lobe
RPM Ridge
RPM Deposit
P0
P2
P1
24-1
23-1
23-13
23-14
Korbel
Stibium
Wombat
Stoney
West Wing
Muddy Creek
Styx
Train
RPM
RPM Till - Au_ppm
Band 1 (Gray)
2
0.1
Rocks - Au_ppm
0 - 0.2
0.2 - 0.5
0.5 - 1
1 - 5
5 - 20
20-1290
Soils - Au_ppm
0 - 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1
1 - 2
2 - 25.6
Proposed 2025 drill target area
2025 RC Targets
RPM
0 100 200 300 400 m
Figure:
2

Figure 2. 2025 exploration drill targets outside the main RPM deposit zone

400m
800m
Proposed Stibium
access road
34.8
141.0
42.8
22.3
64.7
29.1
62.3
Korbel
Stibium
Wombat
Stoney
West Wing
Muddy Creek
Styx
Train
RPM
Rocks - Au_ppm
0 - 0.2
0.2 - 0.5
0.5 - 1
1 - 5
5 - 20
> 20
Soils - Au_ppm
0 - 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1
1 - 2
2 - 25.6
Soils - Au_ppm
Band 1 (Gray)
2
0
Proposed Drilling
Stibium Access
NOVA MINERALS
Gold
Stibium - 2024
0
100
200 m
Figure:

Figure 3. Gold soils heat map highlighting resource drill targets

400m
800m
Proposed Stibium access road
33%
43%
46%
35%
35%
57%
46%
55%
33%
55%
19%
56%
19%
4%
2%
2%
3%
61%
Korbel
Stibium
Wombat
Stoney
West Wing
Muddy Creek
Styx
Train
RPM
Rocks - Sb_ppm
0 - 250
250 - 500
500 - 750
750 - 1000
1000 - 5000
> 5000
Soils - Sb_ppm
0 - 250
250 -500
500 - 750
750 - 1000
1000 - 5000
> 5000
Soils - Sb_ppm
Band 1 (Gray)
5,000
100
Proposed Drilling
Stibium Access
NOVA MINERALS
Antimony
Stibium - 2024
0
100
200 m
Figure:

Figure 4. Antimony soils heat map highlighting resource drill targets

Korbel
Portage Pass
Stibium
Tomahawk
Trundle
Wombat
West Wing
Stoney
Muddy Creek
Styx
Trumpet
Train
Revelation
RPM
505000
504000
6875000
6874000
Blocks C&D
Korbel Main
You Beauty
Cathedral
PAD 7
PAD 4
PAD 3
PAD 1
PAD 5
PAD 2
PAD 6
PAD 10
CAT_03
CAT_01
Rocks - Au_ppm
0 - 0.2
0.2 - 0.5
0.5 - 1
1 - 5
5 - 20
20-1290
Soils - Au_ppm
0 - 0.1
0.1 - 0.25
0.25 - 0.5
0.5 - 1
1 - 2
2 - 25.6
Proposed 2025 drill target area
Korbel Main 2023 pit shell
2025 Drill Targets
Korbel
0
200
400 m
Figure:

Figure 5. Map of the Korbel Valley area showing potential 2025 drill targets

500000
510000
520000
6880000
6870000
6860000
6850000
Korbel
Portage Pass
Stibium
Estelle Camp
Tomahawk
Wombat
Trundle
Stoney
West Wing
Muddy Creek
Trumpet
Train
Styx
Revelation
RPM
g - glacier
Kfy - Kahiltna Flysch
QTs - Quaternary and Tertiary Surfical Deposits
TKgi - Tertiary to Cretaceous Granitic Rocks
TKpr - Tertiary to Cretaceous Flows and Pyroclastic Rocks
Toeg - Tertiary Granitic Rocks
Tvme - Tertiary Volcanic Rocks
Proposed 2025 surface exploration target area
2025 Recon Targets
Estelle Property
0
2.5
5 km
Figure:

Figure 6. Map of the Estelle project highlighting areas for surface sampling work in 2025

New Videos Released on the Company’s Website During the June 2025 Quarter

●	Redchip Undiscovered Gems - Nova Minerals

●	Redchip Nova Minerals investor update webinar - April 2025

●	John Feneck & Don Durrett Discuss Gold, Tariffs, & Crypto; Interview with Nova Minerals ($NVA)

●	Nova Minerals CEO, Christopher Gerteisen talks at the Emerging Growth Conference in April 2025

Major ASX Announcements During the June 2025 Quarter

●	30 May 2025	- Estelle 15,000m Exploration and Project Advancement Plan

●	11 June 2025	- Antimony-Gold Drilling Commenced at Stibium

●	14 January 2025	- Appointment of Non-executive Director

Top 20 Shareholders as at 25 July 2025

Rank	Name	A/C designation	25/07/2025	%IC
1	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED[1]		163,253,023	40.66%
2	BNP PARIBAS NOMS PTY LTD		17,002,557	4.23%
3	BNP PARIBAS NOMINEES PTY LTD	<CLEARSTREAM>	8,412,345	2.10%
4	BNP PARIBAS NOMINEES PTY LTD	<IB AU NOMS RETAIL>	6,529,052	1.63%
5	CITICORP NOMINEES PTY LIMITED		6,524,008	1.62%
6	SL INVESTORS PTY LTD	<SL SUPERFUND A/C>	6,441,393	1.60%
7	SWIFT GLOBAL LTD	<ALEXANDRA DISCRETIONARY A/C>	5,669,833	1.41%
8	KUSHKUSH INVESTMENTS PTY LTD	<ALEXANDRA DISCRETIONARY A/C>	5,300,000	1.32%
9	MR JAGDISH MANJI VARSANI	<PINDORIA FAMILY AC A/C>	4,100,000	1.02%
10	KAOS INVESTMENTS PTY LIMITED		3,700,000	0.92%
11	KREN ENTERPRISE PTY LTD	<KREN INVESTMENT A/C>	2,700,000	0.67%
12	MR MAHMOUD EL HORR		2,600,000	0.65%
13	MURTAGH BROS VINEYARDS PTY LTD		2,440,000	0.61%
14	PATRON PARTNERS PTY LTD	<AP & RL MURTAGH FAMILY A/C>	2,405,714	0.60%
15	MR JUSTIN BRUCE GARE & MRS KRISTIN DENISE PHILLIPS	<TINTIN INVESTMENT A/C>	2,325,568	0.58%
16	MR CRAIG EDWIN BENTLEY		2,259,669	0.56%
17	MURTAGH BROS VINEYARDS PTY LTD	<MURTAGH BROS VINEYARDS S/F>	2,167,380	0.54%
18	LETTERED MANAGEMENT PTY LTD	<BALMORAL FAMILY A/C>	2,050,000	0.51%
19	KIKCETO PTY LTD	<BENJAMIN DISCRETIONARY A/C>	2,028,924	0.51%
20	TIERRA DE SUENOS SA		1,716,000	0.43%
	Total - Top 20		249,625,466	62.17%
	Balance of Register (5,304 holders)		151,875,951	37.83%
	Grand Total		401,501,417	100.00%

1 HSBC Custody Nominees (Australia) Limited includes the fully paid shares issued to the depositary agent, which underlie the NASDAQ listed ADS’s.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations and videos all available on the Company’s website. www.novaminerals.com.au

This announcement has been authorized for release by the Executive Directors.

Christopher Gerteisen CEO and Executive Director E: info@novaminerals.com.au	Craig Bentley Director of Finance, Compliance & Investor Relations E: craig@novaminerals.com.au M: +61 414 714 196

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Nova Gold and Paulson Advisors Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Competent Person Statements

Mr Vannu Khounphakdee P.Geo., who is an independent consulting geologist of a number of mineral exploration and development companies, reviewed and approves the technical information in this release and is a member of the Australian Institute of Geoscientists (AIG), which is ROPO accepted for the purpose of reporting in accordance with ASX listing rules. Mr Vannu Khounphakdee has sufficient experience relevant to the gold deposits under evaluation to qualify as a Competent Person as defined in the 2012 edition of the ‘Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr Vannu Khounphakdee is also a Qualified Person as defined by S-K 1300 rules for mineral deposit disclosure. Mr Vannu Khounphakdee consents to the inclusion in the report of the matters based on information in the form and context in which it appears.

The information in the announcement dated today that relates to exploration results and exploration targets is based on information compiled by Mr. Hans Hoffman. Mr. Hoffman, Owner of First Tracks Exploration, LLC, who is providing geologic consulting services to Nova Minerals, compiled the technical information in this release and is a member of the American Institute of Professional Geologists (AIPG), which is ROPO, accepted for the purpose of reporting in accordance with ASX listing rules. Mr. Hoffman has sufficient experience relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to 9qualify as a Competent Person as defined in the 2012 edition of the ‘Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves’. Mr. Hoffman consents to the inclusion in the report of the matters based on information in the form and context in which it appears.

The Exploration results were reported in accordance with Clause 18 of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (2012 Edition) (JORC Code).

The Company is also listed on the NASDAQ in the United States and, as a result, is required in respect of its exploration and resource reporting to comply with the US Securities and Exchange Commission (SEC) requirements in respect of resource reporting in the USA. This requires compliance with the SEC’s S-K 1300 resource regulations. Investors accessing the Company’s NASDAQ press releases should be aware that S-K 1300 statements made in those releases are not JORC Code compliant statements.

Nova Minerals confirms that it is not aware of any new information or data that materially affects the information included in the relevant market announcements, and in the case of the exploration results, that all material assumptions and technical parameters underpinning the results in the relevant market announcement continue to apply and have not materially changed.

Forward-looking Statements and Disclaimers

This news release contains “forward-looking information” within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information, and forward looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or indicates that certain actions, events or results “may”, “could”, “would”, “might” or “will be” taken, “occur” or “be achieved.” Forward-looking information is based on certain factors and assumptions management believes to be reasonable at the time such statements are made, including but not limited to, continued exploration activities, Gold and other metal prices, the estimation of initial and sustaining capital requirements, the estimation of labour costs, the estimation of mineral reserves and resources, assumptions with respect to currency fluctuations, the timing and amount of future exploration and development expenditures, receipt of required regulatory approvals, the availability of necessary financing for the Project, permitting and such other assumptions and factors as set out herein. apparent inconsistencies in the figures shown in the MRE are due to rounding

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: risks related to changes in Gold prices; sources and cost of power and water for the Project; the estimation of initial capital requirements; the lack of historical operations; the estimation of labour costs; general global markets and economic conditions; risks associated with exploration of mineral deposits; the estimation of initial targeted mineral resource tonnage and grade for the Project; risks associated with uninsurable risks arising during the course of exploration; risks associated with currency fluctuations; environmental risks; competition faced in securing experienced personnel; access to adequate infrastructure to support exploration activities; risks associated with changes in the mining regulatory regime governing the Company and the Project; completion of the environmental assessment process; risks related to regulatory and permitting delays; risks related to potential conflicts of interest; the reliance on key personnel; financing, capitalisation and liquidity risks including the risk that the financing necessary to fund continued exploration and development activities at the Project may not be available on satisfactory terms, or at all; the risk of potential dilution through the issuance of additional common shares of the Company; the risk of litigation.

Although the Company has attempted to identify important factors that cause results not to be as anticipated, estimated or intended, there can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward looking information is made as of the date of this announcement and the Company does not undertake to update or revise any forward-looking information this is included herein, except in accordance with applicable securities laws.

Tenement Holdings as at 30 June 2025

A list of Nova’s Tenement Holdings, as at the end of the Quarter, is presented in the schedules below, with additional notes.

Tenement/Claim/ADL Number	Location	Beneficial % Held
725940 - 725966	Alaska, USA	85%
726071 - 726216	Alaska, USA	85%
727286 - 727289	Alaska, USA	85%
728676 - 728684	Alaska, USA	85%
730362 - 730521	Alaska, USA	85%
737162 - 737357	Alaska, USA	85%
740524 - 740621	Alaska, USA	85%
733438 - 733598	Alaska, USA	85%
741364 - 741366	Alaska, USA	85%

Appendix 5B

Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Name of entity

Nova Minerals Limited (ASX: NVA)

ABN	Quarter ended (“current quarter”)

84 006 690 348	30 June 2025

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers
1.2	Payments for	(568)	(1,329)
	(a) exploration & evaluation
	(b) development
	(c) production
	(d) staff costs (directors/consultants)	(304)	(1,298)
	(e) administration and corporate costs	(432)	(1,812)
	(f) audit, tax, and legal fees	(160)	(1,496)
	(g) other professional fees	(797)	(1,446)
	(h) US listing fees	-	(255)
1.3	Dividends received (see note 3)
1.4	Interest received	103	176
1.5	Interest and other costs of finance paid	-	(328)
1.6	Income taxes paid
1.7	Government grants and tax incentives
1.8	Other (provide details if material) (a) GST, Withholding tax & Payroll tax	74	148

1.9	Net cash from / (used in) operating activities	(2,084)	(7,640)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) Entities
	(b) Tenements
	(c) property, plant and equipment	(167)	(218)
	(d) exploration & evaluation	(1,323)	(5,530)
	(e) investments
	(f) other non-current assets
2.2	Proceeds from the disposal of:
	(a) entities
	(b) tenements
	(c) property, plant and equipment	-	66
	(d) investments	-	10,502
	(e) other non-current assets
2.3	Cash flows from loans to other entities	-	(697)
2.4	Dividends received (see note 3)
2.5	Other (provide details if material)
2.6	Net cash from / (used in) investing activities	(1,490)	4,123

73.	Cash flows from financing activities	-	8,472
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities	56	56
3.3	Proceeds from exercise of options and warrants	-	2,731
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(10)	(1,466)
3.5	Proceeds from borrowings
3.6	Repayment of borrowings
3.7	Transaction costs related to loans and borrowings
3.8	Dividends paid
3.9	Corporate advisory costs
3.10	Net cash from / (used in) financing activities	46	9,793

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	13,076	3,150
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(2,084)	(7,640)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(1,490)	4,123
4.4	Net cash from / (used in) financing activities (item 3.10 above)	46	9,793
4.5	Effect of movement in exchange rates on cash held	(465)	(343)
4.6	Cash and cash equivalents at end of period	9,083	9,083

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 5B

Mining exploration entity or oil and gas exploration entity quarterly cash flow report

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	9,083	13,076
5.2	Call deposits
5.3	Bank overdrafts
5.4	Other (provide details)
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	9,083	13,076

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	262
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Convertible facilities(1)
7.2	Credit standby arrangements
7.3	Other (please specify)
7.4	Total financing facilities

7.5	Unused financing facilities available at quarter end

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(2,084)
8.2	(Payments for exploration & evaluation classified as investing activities) (item 2.1(d))	(1,323)
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(3,407)
8.4	Cash and cash equivalents at quarter end (item 4.6)	9,083
8.5	Unused finance facilities available at quarter end (item 7.5)	-
8.6	Total available funding (item 8.4 + item 8.5)	9,932

8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	2,67

Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.

8.8	If item 8.7 is less than 2 quarters, please provide answers to the following questions:

8.8.1	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
Answer:	N/A

8.8.2	Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?
Answer:	N/A

8.8.3	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
Answer:	N/A

Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 5B

Mining exploration entity or oil and gas exploration entity quarterly cash flow report

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	29 July 2025

Authorised by:	Board of Directors
(Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3